

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2022

James E. Kras
Chief Executive Officer
Edible Garden AG Inc.
283 County Road 519
Belvidere, NJ 07823

> **Re: Edible Garden AG Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 25, 2022**
> **CIK 0001809750**

Dear James E. Kras:

We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 25, 2022

Cover Page

1. Please revise your cover page to disclose the volume of securities you are offering as required by Item 501(b)(2) of Regulation S-K. In addition, please ensure the legal opinion, once filed, references the total number of shares being offered rather than a dollar amount. Refer to Securities Act Rules Compliance and Disclosure Interpretations 227.02.

2. We note your disclosure that your offering of common shares will be at an "assumed public offering price." Please revise to state the price of the securities to the public and clarify whether it will be fixed for the duration of the offering. If you are not able to state a price, explain the method by which the price is to be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K for guidance.

<u>Plan of Distribution, page 72</u>

3. We note that there may be investors who do not enter into a securities purchase agreement in connection with the purchase of securities in this offering. Please revise to explain why there may be instances where investors do not enter into such an agreement, and how you intend to address details of such transactions, such as the number of securities to be purchased.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 You may contact Jordan Nimitz at 202-551-5831 or Abby Adams at 202-551-6902 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Industrial Applications and Services

cc: Alexander R. McClean, Esq.